Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

February 27, 2023

1 Q4 2 0 22

Highlights Q4 2022

↳ Entered into agreement to sell all Web3 infrastructure assets

↳ Total revenue of USD $366,000

↳ 74,646 FIL production in Q4
- 30% increase from Q3

Financials Q4 2022

Through the second half it became evident that the blockchain market was entering a new season. Weak token prices has continued to affect the Company's USD revenue, the value of the FIL on the balance sheet and the value of the Company's investment portfolio.

DLTx Cloud grew its capacity and FIL revenues consistently through 2022 and FIL production grew by ~30% in the fourth quarter compared to the third quarter.

The Company reported a loss before tax of USD ~$14.2 million for the fourth quarter 2022, of which the non-cash accounts depreciation and financial costs account for USD ~$11 million, an increase from a loss before tax of USD ~$10.7 million in the corresponding period in 2021.

The Company had a negative cash flow from operating activities of USD ~$5 million in the quarter, a decrease from USD ~$6.3 in Q4 2021, contributing to cash and cash equivalents of USD ~$1.5 million and total current assets of USD ~$ 3.7 million.

Outlook

2023 will be an intriguing year for the Company. There is the closing of the BMAQ transaction which will see all Web3 infrastructure assets find a new home on the NASDAQ in the U.S., the investment portfolio spin-off to Revolution and the new opportunities presenting itself for the Company after closing.

The Company will continue its listing on Oslo Børs under a new name and new ticker. It will pursue business combinations with companies focusing on disruptive and sustainable business models.

DLTX Highlights Q4 2

CEO Letter DLTx – Powering Web3 Infrastructure CEO Letter 3 The fourth quarter of 2022 concluded a year for fantastic innovation and greater adoption in the blockchain ecosystem. While the industry experienced severe growing pains with the arrival of a bear market and the collapse of Luna, Celsius, FTX and others creating a contagion that continues to impact the industry, DLTx took the first steps into its next phase of development. In October DLTx ASA entered into a business combination agreement with Blockchain Moon Acquisition Corp (BMAQ) where BMAQ will acquire all assets, rights and obligations of DLTx's Web3 infrastructure business and distributed ledger technology investments. I believe that the move will enable expansion at a greater pace and ease access to capital for future growth for DLTx. As we moved through 2022 it became evident that a change of the season was in the air, and that winter was coming. The broad decline of token prices through the year has severely impacted our financial results as our USD revenues has been weaker and we have had to continuously write down the FIL on our balance sheet. Our total income for the fourth quarter is USD $366,000, while the loss for the period was USD $14.2 million. The poor fourth quarter result was mainly driven by three non - cash factors: • A change from a five to a three - year depreciation policy and alignment across all company entities significantly increased depreciation. • Weak FIL price development through the year led to further write - down of the FIL on our balance sheet in the fourth quarter . • As a result of the market conditions DLTx has further written down the value of its investment portfolio, especially the value of the Rhodium position which was reduced by USD ~$4.1 million to USD ~$2.8 million. Since the end of 2022, the FIL price has had a positive appreciation and I hope that when I write you after the first quarter of 2023 that I can present financials where we can upwardly adjust the value of FIL on our balance sheet. The BMAQ transaction has also necessitated that the Company incur expenses that it otherwise would have been without. As a result, there are costs included in the “Trade Payables” account of the Liabilities which will be covered by BMAQ in the closing costs of the transaction. These costs will increase as work to conclude the transaction continues and will continue to inflate the “Trade Payables” account of DLTx. The Company recognizes the need to strengthen its working capital and plans to do this through an equity raise, sale of assets, or a combination of the two in the first half of 2023. Given the current market dynamics DLTx has decided that business development in 2023 will focus predominantly on the “DLTx Cloud” and “DLTx Digital Assets” divisions. DLTx Cloud grew its capacity and FIL revenues consistently through 2022, despite the arrival of winter in the second half of the year. Our FIL protocol - based performance increased by 34,801 TiB (353%) in raw power and 52,824 TiB (480%) in Quality Adjusted Power, while the annual FIL rewards totaled 197,608 FIL. Going forward DLTx Cloud will consist of a core team purely focused on Web3 cloud infrastructure. It will be run as a self - contained business unit within the Group. The longer - term aim of DLTx Cloud with the Filecoin protocol is to generate multiple revenue streams from enterprise end user clients in addition to the existing revenue stream from the protocol. We believe that as the protocol matures there will be more opportunities for DLTx to build additional revenue generating verticals in the ecosystem. One example of this is the “Saturn project”, where DLTx Cloud was one of the first storage providers to successfully participate. The “Saturn Project” is a Web3 Content Delivery Network helping to pull or retrieve content for decentralized apps. The DLTx Digital Assets division will focus on digital asset mining, specifically Bitcoin mining in the near term. Our target is to use “green” power through utilization of wind,

Thomas Christensen CEO CEO Letter 4 hydro, solar and flare gas at sites with pre - existing power delivery infrastructure. The launch of our first site has unfortunately been delayed by the introduction of an 18 - month moratorium on new mining operations in Manitoba, Canada, by authorities in Manitoba. We are currently in negotiation with several alternative sites and anticipate that a project will materialize in the first half of 2023. The key to the potential sites is sustainable/green power providers with an average cost of 3c per kW/h. DLTx Digital Assets will be run as a self - contained business unit, similarly to DLTx Cloud. Our team has experience deploying and managing Bitcoin mining globally, and we will look to add further expertise and experience as we approach the launch of the first mining project. On other fronts we continue to work with SVBS to spin - off our investment portfolio into Revolution AS. Prevailing market conditions has delayed the progress, but the goal is still to list Revolution during the spring of 2023. Looking forward into 2023 I look forward to an exiting year with the closing of the BMAQ transaction and to start working on the next phase of the Company.

The Board and CEO confirm to the best of our belief that: • The enclosed financial statements, which have been prepared in accordance with IAS 34 – Interim Reporting, give a true and fair view of the Company’s assets, liabilities, financial position and result of operation. • The information presented in the management report includes a true and fair review of potential risks and uncertainties, as well as the impact of important events on the consolidated financial statements. • The enclosed financial statements include a true and fair view on related - party transactions. Oslo, February 27th, 2023, Board of Directors, DLTx ASA Viggo Leisner Board Member James Haft Chairman Kari Mette Toverud Board Member Thomas Christensen CEO 5 Responsibility Statement Responsibility Statement

Rhodium Enterprises (Bitcoin Mining) The Rhodium Enterprises ("Rhodium") is one of the largest industrial scale Bitcoin mining operations in North America, with 100 megawatts of liquid cooled miners online and an ongoing expansion of its second site with 225 megawatts. DLTx’s shareholding in Rhodium Enterprises is the result of a roll - up of our Rhodium 30MW position in Q2 2021. Rhodium has announced that they will be going public through a reverse merger with SilverSun Technologies in a deal scheduled to be completed in the first half of 2023. The value was adjusted down to USD ~2.8m in Q4 2022 in accordance with details filed by the parties. More information about the company can be found on www. rhdm.com. DLTx – Projects and Assets 6 Blockchain Moon Acquisition Corp. (BMAQ) On 14 October 2022, BMAQ and DLTx entered into a business combination agreement for BMAQ to acquire all the Web3 infrastructure and distributed ledger technology assets of DLTx. DLTx was an early investor in BMAQ's sponsor. More information about the company can be found at www.bmaq.io and in BMAQ's filings with the U.S. SEC at www.sec.gov. P r o je c ts DLTx – Projects and Assets Project Est. Value (31 Dec 2022) Rhodium Enterprises $2 , 79 0 , 9 8 5 BMAQ $4 , 146 , 3 00

Assets

Project	Webpage	Est. Value (31 Dec 2022)
AdNode	https://adnode.io/	$ 111,589
metaMe	https://metame.com/	$ 0
Tradestars	https://tradestars.app/	$ 0
SportsCastr	https://sportscastr.com/	$ 0
Globex-Horizon	https://www.horizonfintex.com/	$ 250,000
Newchip/Astralabs	https://launch.newchip.com/	$ 2,333,097
Nodle	https://nodle.io/	$ 57,440
Vertalo	https://www.vertalo.com/	$ 237,712
SVBS	http://www.svbs.one/	$ 2,015,992
Tari	https://www.tari.com/	$ 157,280
Two12	https://www.two12.co/	$ 72,000
AlphaPoint	https://alphapoint.com/	$ 33,000
Titan	https://titan.io/	$ 800,000
SDG Exchange	https://sdgexchange.io/	$ 0
Avocado	https://www.avocadodao.io/	$ 5,000
WeatherXM	https://weatherxm.com/	$ 100,000

DLTX
DLTx – Projects and Assets
7

HBAR HBAR is the native energy - efficient cryptocurrency of Hedera Hashgraph, a breakthrough technology in distributed ledger technologies. Hedera Hashgraph can process 833x more transactions per second than Ethereum (ETH) and can guarantee settlement in seconds. This leap in performance allows novel products to be built, such as trustless carbon trading by Dovu, $600m coupon fraud prevention by the coupon bureau, and much more. DLTx – Liquid Assets 8 POLY Polymath is launching an institutional grade blockchain built specifically for regulated assets. Polymath service provider marketplace brings together all of the necessary participants and components to have fully compliant securities trading on - chain. Polymath is becoming a notable technology provider for organizations looking to upgrade their current trading systems and cut down on IT costs associated with running their own systems. BEAM Beam is a layer 1 application with native, decentralized cross chain swaps between some of the top blockchains including Bitcoin (BTC), ETH, and Binance Smart Chain. Beam is prioritizing the developer experience and has crafted a very engaged community around their ecosystem. Beam is continuing to innovate in this space and is launching its very own dApp store to further support its developer community. PEG Pegnet is a decentralized stablecoin network with scalable liquidity. Pegnet has eliminated slippage and traditional arbitrage for traders which makes it a very powerful tool in the DeFi space. Pegnet's core ethos is interoperability and can be used on multiple chains, expanding the potential of its network effects. DLTx – Liquid Assets * Coinmarketcap.com Cryptocurrency Holding (31 Dec 22) Price (31 Dec 22)* Booked value Beam (BEAM) 40 , 920 $ 0,1065 $ 4 358 Hedera (HBAR) 695 , 163 $ 0,03643 $ 25 325 PegNet (PEG) 30 , 00 0 , 0 00 $ 0,00575 $ 18 033 Polymath (POLY) 50 , 000 $ 0,1428 $ 2 580

DLTx – Other Assets/Receivables

USD loans to previous mining partner (AMI)

On 20 December 2019, DLTx sold all of its shares in the Canadian iron ore project, Ambershaw Metallics (AMI), and restructured all related assets towards the AMI project. Post restructuring, DLTx's remaining assets related to AMI originally consisted of three separate loans with a combined face value of USD $4.8 million.

Due to the COVID-19 pandemic, the progress of the project has stalled, resulting in no significant repayments. DLTx has a close dialogue with the owner of the AMI project, Legacy Hill Resources, giving reassurances of the project's prospects and their ambitions to repay the loans accordingly.

Term loan 1 was repaid in full in December 2021, including all outstanding interest rates related to the loan.

Loan	Initial principal	Remaining principal	Outstanding interest rate	Discounted value	Booked value	Due date
Term loan 1	$ 500,000	-	-	-	-	-
Term loan 2*	$ 2,842,042	$ 2,842,042	$ 647,953	$ -413,014	**$ 3,076,621**	20-Dec-24
Promissory note	$ 1,500,000	$ 1,500,000	$ 341,793	$ -219,864	**$ 1,621,929**	20-Dec-24

* In line with the loan agreement of 20th December 2019, the outstanding amount of the loan is discounted with 15% if repaid within 2022.

Other

In relation to the transaction where DLTx (then Element ASA) purchased Distributed Ledger Technologies Ireland, Ltd, there has been recognized an outstanding amount that has been formalized as a promissory note between DLTx and the sellers in the transaction.

Loan	Initial principal	Outstanding amount	Booked value
Promissory note	$ 149,282	$ 151,286	**$ 151,286**

DLTX

DLTx – Other Assets/Receivables

9

DLTx – Financial Statements Financial Statements 10 Revenue 1 268 371 544 544 Other income 365 920 1 , 594 1 , 450 1 , 450 Totalt income 366 1,18 8 1,965 1,994 1,994 Cost of goods sold - 811 - - 3 , 003 - - Net income/loss from equity acct. investments - - - - - Depreciation - 5 , 323 - 635 - 8 , 557 - 635 - 635 Salary and social security cost - 691 - 1 , 256 - 2 , 373 - 2 , 558 - 2 , 558 Other operating expenses - 1 , 652 - 2 , 321 - 5 , 415 - 3 , 891 - 3 , 891 Operating loss - 8,112 - 3,024 - 17,383 - 5,089 - 5,089 Financial income - 354 - 7 , 723 5 , 098 334 334 Financial costs - 5 , 687 90 - 11 , 818 - 205 - 205 Equity accounted investments - - - - - Net financial items - 6,040 - 7,633 - 6,720 13 0 13 0 Profit/loss before tax - 14,15 2 - 10,656 - 24,102 - 4,960 - 4,960 Income Taxes 23 - - 126 - - Profit/loss after tax - 14,12 9 - 10,656 - 24,229 - 4,960 - 4,960 Loss discontinued operations, after tax - - - - - Profit/loss for the period - 14,12 9 - 10,656 - 24,229 - 4,960 - 4,960 Profit/loss attributable to non - controlling interests - 27 - 497 - 27 - 445 - 445 Profit/loss attributable to DLT ASA shareholders - 14,10 2 - 10,16 0 - 24,202 - 4,51 5 - 4,51 5 Basic and diluted earnings per share - 0 . 20 - 0 . 19 - 0 . 34 0 . 10 - 0 . 08 Basic and diluted earnings per share - continued operations - 0 . 20 - 0 . 19 - 0 . 34 0 . 10 - 0 . 08 Basic and diluted earnings per share - discontinued operations 0 . 00 0 . 00 0 . 00 0 . 00 0 . 00 Fourth quarter Year to date Year end Income Statement (USD '000) 12/31/2022 12/31/2021 12/31/2022 12/31/2021 12/31/2021 Other comprehensive income: Items that will be reclassified to income statement Currency translation adjustments 976 - 114 - 1 , 507 - 343 - 343 Other comprehensive income 976 - 114 - 1,507 - 343 - 343 Total comprehensive income - 13,15 3 - 10,771 - 25,736 - 5,303 - 5,302 Total comprehensive income attributable to non - controlling interests - 27 - 497 - 27 - 445 - 445 Total comprehensive income attributable to DLT ASA shareholders - 13,12 6 - 10,274 - 25,709 - 4,858 - 4,858

Balance Sheet Financial Statements 11 Year to date Year end (USD '000) Note 12 / 31 /2022 12 / 31 /2021 ASSETS Goodwill 7 , 608 0 Intangible asset 19 248 Financial investments 4 19 , 151 20 , 000 Property, plant and equipment 16 , 714 3 , 580 Right of use assets 14 222 Equity accounted investments 0 0 Total non - current assets 43,506 24,051 Financial investments 4 0 0 Inventories 1 , 804 6 , 833 Other receivables 373 6 , 402 Cash and cash equivalents 5 1 , 497 11 , 047 Total current assets 3,673 24,281 TOTAL ASSETS 47,179 48,332 EQUITY Share capital 13 , 165 10 , 693 Other paid - in - capital 120 , 511 110 , 365 Cumulative translation adjustments 8 , 804 10 , 311 Other equity - 131 , 371 - 107 , 554 Non - controlling interests 3 , 031 - 445 Total equity 14,13 9 23,370 LIABILITIES Deferred tax liabilities 187 0 Lease liabilities 2 , 797 223 Other long - term liabilities 25 , 690 22 , 415 Total long - term liabilities 28,674 22,638 Trade payables 3 , 141 963 Other current liabilities 1 , 225 1 , 361 Total current liabilities 4,366 2,324 TOTAL EQUITY AND LIABILITIES 47,179 48,332

Statement of Equity Financial Statements 12 (USD '000) S har e capi t al Other paid - in capital Cu m ula t ive t ransla t i on adjus tme n ts Ot h er e qui ty No n - co n t r o l l in g in te r e s ts Tot a l Equity 1 January 2021 3,500 94,71 3 10,654 - 103,234 0 5,633 0 Loss for the period 0 0 0 - 4 , 515 - 445 - 4 , 960 Other comprehensive income 0 0 - 343 0 0 - 343 Total comprehensive income 0 0 - 343 - 4,51 5 - 445 - 5,302 Capital increase 7 , 193 15 , 277 0 0 0 22 , 470 Sale of own shares 0 375 0 0 0 375 Share options cost 0 0 0 195 0 195 Converted warrants 0 0 0 0 0 0 Total transactions with owners 7,193 15,651 0 19 5 0 23,040 Equity 31 December 2021 10,693 110,365 10,311 - 107,554 - 445 23,371 (USD '000) S har e capi t al Other paid - in capital Cu m ula t ive t ransla t i on adjus tme n ts Ot h er e qui ty No n - co n t r o l l in g in te r e s ts Tot a l Equity 1 January 2022 10,693 110,365 10,311 - 107,554 - 445 23,371 Result for the period 0 0 0 - 24 , 202 - 27 - 24 , 229 Other comprehensive income 0 0 - 1 , 507 0 - 1 , 507 Total comprehensive income 0 0 - 1,507 - 24,202 - 27 - 25,736 Capital increase 2 , 471 10 , 146 0 0 0 12 , 617 Sale of own shares 0 0 0 0 0 0 Share options cost 0 0 0 384 0 384 Transaction with minority 0 0 0 3 , 502 3 , 502 Converted warrants 0 0 0 0 0 0 Total transactions with owners 2,471 10,14 6 0 384 3,502 16,504 Equity 31 December 2022 13,16 5 120,51 1 8,804 - 131,371 3,031 14,13 9

Cash Flow Statement Financial Statements 13 Fourth quarter Year to date Year end (USD '000) 12 / 31 /2022 12 / 31 /2021 12 / 31 /2022 12 / 31 /2021 12 / 31 /2021 Profit/ - loss for the year, continued operations - 21 , 430 - 10 , 656 - 24 , 229 - 4 , 960 - 4 , 960 Profit/ - loss for the year, discontinued operations 0 0 0 0 0 OPERATING ACTIVITIES Depreciation 7 , 963 450 8 , 557 635 635 Change in trade and other receivables 7 , 627 - 6 , 264 11 , 057 - 6 , 401 - 6 , 401 Change in trade payables and other current liabilities - 3 , 367 2 , 080 2 , 042 2 , 003 2 , 003 Fair value adjustments of investments 3 , 935 7 , 954 5 , 112 279 279 Warrants and impairment 280 150 384 195 195 Change in assets held for sale 0 0 0 0 0 Cash flow from operating activities - 4,993 - 6,287 2,924 - 8,250 - 8,250 INVESTMENT ACTIVITIES Net expenditure on property, plant and equipment - 1 , 073 - 798 - 26 , 100 - 4 , 459 - 4 , 459 Equity accounted investments 0 0 0 0 0 Repayment from investments 1 219 0 2 , 238 2 , 238 Investment in other financial assets 403 - 2 , 128 - 761 - 24 , 521 - 24 , 521 Cash flow from investment activities - 669 - 2,707 - 26,861 - 26,742 - 26,742 FINANCING ACTIVITIES Proceeds from new shares issued 56 490 12 , 618 22 , 470 22 , 470 Repurchase of shares 0 0 0 0 0 Sale of own shares 0 151 0 375 375 Proceeds from borrowings 3 , 434 13 , 742 3 , 276 22 , 415 22 , 415 Cash flow from financing activities 3,490 14,383 15,894 45,259 45,259 Net change in cash and cash equivalents - 2 , 174 5 , 389 - 8 , 043 10 , 267 10 , 267 Cash and cash equivalents at the start of the period 5 , 021 5 , 772 11 , 047 1 , 122 1 , 122 Sum translation effects - 1 , 351 - 114 - 1 , 507 - 343 - 343 Cash and cash equivlents at the end of the period for cont. and disc. Operations 1,496 11,04 7 1,496 11,04 7 11,04 7

DLTx (the Group) consists of DLTx ASA (DLTx) and its subsidiaries. These unaudited consolidated interim financial statements consist of the Group and the Group’s interests in associated companies and joint arrangements. They are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and should be read in relation with the annual consolidated financial statement for 2021. The accounting policies applied are the same as in the annual report, unless otherwise stated below. Revenue Recognition Revenue from contracts with customers is recognized when control of the services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. Revenue from Cryptocurrency Mining Revenue cryptocurrency mining consist of income regarding mining of Filecoin (FIL) and is recognized at fair value at the time when Filecoin is received in wallet at transaction price. Providing computing power in digital asset storage to the FIL - network is an output of the Group’s ordinary activities. For providing computer power to the FIL - network, the Group receives block awards in the form of FIL - cryptocurrency. Fair value of the cryptocurrency received is determined by using the quoted price at the time of receipt. In accordance with IFRIC updates on accounting for revenue on cryptocurrency, revenue from mining is classified under other income as it is considered outside the scope of IFRS 15 revenue from contracts with customers. As there is no specific definite guidance on accounting of cryptocurrencies, the management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the IASB, the Group may be required to change its policies, which could have an effect on the Group’s consolidated financial position and results from operations. Cryptocurrency Cryptocurrency is classified and accounted for according to IAS 2 inventory, as they are used as payment in the ordinary course of the business or held for sale. Note 1 – Accounting Policies Financial Statements 14

Note 4 – Financial Assets and Liabilities Financial Assets and Liabilities Financial Statements 15 Year to date Year end USD ('000) 12 / 31 /2022 12 / 31 /2021 Other long - term receivables 4 , 850 4 , 499 Other short - term receivables 373 6 , 402 Convertible loan notes - - Derivatives - - Investments in fund units 14 , 301 15 , 501 Cash and cash equivalents 1 , 497 11 , 047 Total financial assets 21,020 37,449 Convertible notes - - Trade payables - 3 , 141 - 963 Total financial liabilities - 3,141 - 963 Fair Values Fourth quarter Year end 2021 USD ('000) Carrying amount Fair value Carrying amount Fair value Other long - term receivables 4 , 850 4 , 850 4 , 499 4 , 499 Other short - term receivables 373 373 6 , 402 6 , 402 Convertible loan notes - - - - Derivatives - - - - Investments in fund units 14 , 301 14 , 301 15 , 501 15 , 501 Cash and cash equivalents 1 , 497 1 , 497 11 , 047 11 , 047 Total financial assets 21,020 21,020 37,449 37,449 Convertible notes - - - - Trade payables - 3 , 141 - 3 , 141 - 963 - 963 Total financial liabilities - 3,141 - 3,141 - 963 - 963

Note 5 – Cash and Cash Equivalents Financial Statements 16 Note 6 – Related Party Disclosures Year to date Year end (USD '000) 12 / 31 /2022 12 / 31 /2021 Cash and bank deposits 1 , 409 10 , 705 Restricted bank deposits 88 341 Total cash and cash equivalents in the statement of financial position 1,497 11,047 Cash and cash equivalents related to discontinued operations - - Cash and cash equivalents in the statements of cash flow 1,497 11,047 Name Position Sh ares O pt ions CF D s Thomas Christensen CEO 2 , 9 23 , 334 1 , 000 , 0 0 0 - Simon Campbell COO 2 , 4 92 , 235 1 , 000 , 0 0 0 - David Johnston CSO 7 , 912 , 4 3 3 1 , 000 , 0 0 0 1 , 000 , 00 0 Roger Lund VP Strategy 81 , 500 600 , 0 0 0 - Timothy Furey VP Acquisitions & Operations 1 , 191 , 983 166 , 666 250 , 0 0 0 Jonathan Mohan Head of Partnerships 97 , 669 333 , 3 3 3 773 , 3 3 3 James Haft Chairman of the board 9 , 804 , 5 93 1 , 000 , 0 0 0 1 , 000 , 00 0 Kari Mette Toverud Member of the board 128 , 412 543 , 0 0 0 - Viggo Leisner Member of the board 630 , 000 500 , 0 0 0 - Total 25,262,1 59 6,142,999 3,023,333

The 12.03.2022, DLTx acquired 100% of DSM Tech Enterprises Inc. (DSM) with the subsidiaries Midwest Blockchain Company LLC, Filtech SPV LLC, DSM Tech Enterprises UK LTD and Afton Checking LLC. The purchase price was USD $11.416 million and financed by issuing 12,572,042 new shares in DLTx ASA. Financial Statements 17 The companies acquired are all tech companies which configurate, build and deploy high - compute hardware solutions that support blockchain protocols. The net assets acquired in the acquisition of DSM and its subsidiaries are as follows: Included in the goodwill are possible future external storage contracts and employees with special skills . These intangible assets do not fulfill the recognition criteria under IAS 38 and are therefore not recognized separately. Note 7

– Business Combinations In USD (000) DSM with subsidiaries ASSETS Intangible asset - Financial investments 100 Property, plant and equipment 2 , 508 Inventories 1 , 224 Other receivables 7 , 696 Cash and cash equivalents 410 Total assets 11,937 LIABILITIES Other long - term liabilities 2 , 491 Deferred tax 280 Trade payables 1 , 386 Other current liabilities 3 , 972 Total liabilities 8,130 Net identifiable assets and liabilities at fair value 3 , 808 Goodwill 7 , 608 Purchase consideration transferred 11,416 Shares issued, at fair value 11 , 416 Cash - Total consideration 11,416 Paid in cash - Cash received 410 Net decrease/(increase) in cash 41 0

About DLTx

DLTx ASA (“DLTx”) is a vertically integrated technology company expanding Web 3 capabilities by deploying blockchain infrastructure at scale across major global industries. The DLTx team is comprised of decentralists who believe in the new economy that's powered by cryptographic digital assets. The DLTx team has been at the forefront of developing and launching several of the most important protocols in the blockchain space including Ethereum, developed the first blockchain investment fund in 2014, has built out massive scale mining infrastructure since 2015, and now operates the first publicly traded company focused on powering Web 3.

Learn more at https://www.DLTx.com

About Blockchain Moon

Blockchain Moon Acquisition Corp, a Delaware corporation (“Blockchain Moon”) (NASDAQ: BMAQ, BMAQU, BMAQR, BMAQW) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On October 15, 2022, Blockchain Moon, announced that it executed a Business Combination Agreement (the “Business Combination Agreement”) dated as of October 14, 2022 with Malibu Parent Inc., a Delaware corporation (“New BMAC”), Hermosa Merger Sub LLC, a Delaware limited liability company, and DLTx, to acquire all the Web3 assets of DLTx, listed on the Euronext Oslo (DLTX.OL) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Blockchain Moon seeks to capitalize on the extensive experience of its management team, board of directors and advisors who are both blockchain industry investors and entrepreneurs to pursue prospective targets that are high growth businesses in blockchain technologies in North America, Europe, and Asia. Blockchain Moon is led by Chairman and Chief Executive Officer Enzo Villani, Chief Financial Officer Wes Levitt, board members, John Jacobs, Michael Terpin, David Shafrir, James Haft, and special committee members, John Hopkins and Carl Johnson.

Learn more at https://www.BMAQ.IO

Important Information about Blockchain Moon and Where to Find It

New BMAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus with respect to New BMAC’s securities to be issued in connection with the proposed Business Combination and proxy statement with respect to Blockchain Moon’s stockholder meeting to vote on the proposed transaction (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Blockchain Moon stockholders. Blockchain Moon and New BMAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Blockchain Moon are urged to read the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders of Blockchain Moon will be able to obtain free copies of the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by New BMAC or Blockchain Moon through the website maintained by the SEC at www.sec.gov. The documents filed by Blockchain Moon or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PRESENTATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Caution Regarding Forward-Looking Statements

This presentation contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Blockchain Moon and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, Blockchain Moon, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Blockchain Moon or the stockholders of DLTx, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DLTx as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) the inability of the combined company to implement its green mining strategy by entering into agreements in the future to acquire energy at its target price and power uptime; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (12) the inability to obtain financing in connection with the Business Combination; (13) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blockchain Moon’s securities; (14) the risk that the transaction may not be completed by the Business Combination date and the potential failure to obtain a further extension of the Business Combination deadline if sought by Blockchain Moon; (15) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (16) volatility in the markets caused by geopolitical and economic factors; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Blockchain Moon’s Form S-1 (File No. 333- 259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAC intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Blockchain Moon, referred to as a proxy statement/prospectus, and other documents filed by Blockchain Moon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Blockchain Moon nor DLTx gives any assurance that Blockchain Moon, DLTx or the combined company will achieve its expected results. Neither Blockchain Moon nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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Participants in the Solicitation

Blockchain Moon, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Blockchain Moon’s stockholders in connection with the proposed transactions. Blockchain Moon’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Blockchain Moon, New BMAC and DLTx from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by New BMAC with the SEC in connection with the Business Combination.

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No Offer or Solicitation

This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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